

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2010

Michael W. Laphen
Chief Executive Officer
Computer Sciences Corporation
3170 Fairview Park Drive
Falls Church, VA 22042

> **Re: Computer Sciences Corporation**
> **Form 10-K for the Fiscal Year Ended April 2, 2010**
> **Filed May 21, 2010**
> **File No. 001-04850**

Dear Mr. Laphen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 2, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Fiscal 2010 Highlights, page 24

1.   We note your disclosure here and in the discussion of the results of operations of amounts on a "constant currency basis." Please tell us how you considered describing the process for calculating the constant currency amounts and the basis of presentation. See Question 104.06 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

2.   We note that the Adjusted Net Income Reconciliation on page 25 includes a separate line item for the tax effect of interest expense and special items. Please tell us how you considered disclosing how the tax effect was calculated. See Question 102.11 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

Item 8. Consolidated Financial Statements and Supplementary Data

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 58

3.   Your disclosures indicate that vendor-specific objective evidence ("VSOE") of fair value is determined based on the price charged when the deliverable is sold separately. Please describe your methodology and assumptions used to establish VSOE of post contract support ("PCS"). If VSOE is based on stated renewal rates then please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Alternatively, if VSOE is based on stand-alone sales, then provide the volume and range of stand-alone sales used to establish VSOE. Additionally, please describe your policy for allocating arrangement consideration to PCS when the contractual price for this element does not fall within the respective vendor-specific objective evidence of fair value range.

Note 8 – Income Taxes, page 76

4.   We note your presentation of deferred tax assets and liabilities on page 77. Please tell us how you considered the disclosure requirements in ASC 740-10-50-2 in presenting the components of the net deferred tax asset (liability) as of each date shown. Specifically, this guidance requires disclosure of the total of all deferred tax liabilities, the total of all deferred tax assets and the valuation allowance recognized on the gross deferred tax assets.

Note 12 – Stock Incentive Plans

Other Equity Awards, page 98

5.   Clarify whether the holders of unvested restricted stock and restricted stock units have nonforfeitable rights to dividends or dividend equivalents. In this regard, tell us whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to ASC 260-10-45-61A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief